Filed by Texas United Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: GNB Bancshares, Inc.
Commission File No. 000-49928

202 West Colorado • P.O. Box B La Grange, Texas 78945 News Release For Information Contact: Tom Adams, 979.968.7261

Texas United Bancshares, Inc. and
GNB Bancshares, Inc. Announce Strategic Merger

La Grange, Texas April 29, 2004 — Texas United Bancshares, Inc. (Nasdaq: TXUI) (“Texas United”) and GNB Bancshares, Inc., the holding company of GNB Financial, n.a, Gainesville Texas, today announced the signing of a definitive agreement providing for the acquisition of GNB by Texas United. On a pro forma basis as of December 31, 2003, the combined banking operation will have total assets of approximately $866 million and total deposits of approximately $692 million with 25 branch locations.

Under the terms of this transaction, shareholders of GNB will receive approximately 1,415,384 shares of Texas United common stock, subject to adjustment, and $18,400,000 in cash. Based on a deemed value of Texas United common stock of $19.50 per share, the transaction is valued at $46 million, which represents 2.44x GNB’s book value as of December 31, 2003.

GNB Financial will continue to operate as a separate subsidiary of Texas United retaining its name and board of directors, with the addition of L. Don Stricklin and Ervan Zouzalik as directors of GNB Financial. In addition, Riley Peveto, President and a director of GNB, and Jimmy Jack Biffle, a director of GNB, will become directors of Texas United upon consummation of the merger.

GNB, headquartered in Gainesville, Texas, was chartered in 1933 and is predominantly a small business and consumer lender. GNB’s banking philosophy complements that of Texas United, as both institutions believe in acquiring local deposits to lend back into the communities they serve. As of December 31, 2003, GNB had 7 branch offices, $225 million in assets and $190 million in deposits. Gainesville is located approximately 60 miles north of Dallas, Texas.

Texas United Bancshares, Inc., headquartered in LaGrange, Texas with 18 branch offices, had $637 million in assets and $501 million in deposits as of December 31, 2003.

L. Don Stricklin, President and Chief Executive Officer of Texas United, said, “The merger of Texas United and GNB is a good fit. It exemplifies our mutual commitment to providing community-banking services to the customers of each institution. Geographically, it allows Texas United to enter into a new market. GNB has actively expanded into markets in and around the Dallas metroplex.”

Riley Peveto, Chairman of the Board of Directors of GNB, summarized the announcement, “We believe the transaction will be beneficial to our shareholders, customers, employees and the communities we serve. Our merger with Texas United also provides an opportunity for our shareholders to exchange their shares for those of a publicly traded company. Our customers will continue to receive the same quality of service to which they are accustomed while benefiting from the expanded product lines resulting from the combination with Texas United.”

The merger is expected to be completed in the third quarter of 2004, subject to customary closing conditions, including regulatory approval and approval by the shareholders of both GNB and Texas United. Texas United’s obligation to complete the merger is also subject to its completion of a public offering of its common stock in an amount necessary to fund the cash portion of the merger consideration. Accordingly, Texas United intends to file a registration statement with the Securities and Exchange Commission for a proposed follow-on offering of its common stock on a firm commitment basis by underwriters. The amount, timing and terms of the proposed offering are dependent upon market conditions and will be determined by Texas United and its underwriters in the future.

A registration statement relating to these securities has not been filed with the Securities and Exchange Commission. This release does not constitute an offer to sell or the solicitation of an offer to buy any securities of Texas United. These shares of Texas United common stock may not be sold, and offers to buy may not be accepted, before a registration statement is declared effective by the Securities and Exchange Commission. This press release is being issued pursuant to and in accordance with Rule 135 under the Securities Act of 1933, as amended.

Texas United Bancshares, Inc. is a registered financial holding company that is quoted on the Nasdaq National Market under the ticker symbol “TXUI.” State Bank, a wholly owned subsidiary of Texas United Bancshares, Inc., conducts a complete range of banking services in the greater central and south central Texas area. Headquartered in La Grange, State Bank operates 18 full-service banking centers located in the Texas counties of Fayette, Lee, Waller, Atascosa, Comal, Harris, Williamson, Travis, Colorado, Gonzales, and Brazos.

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In connection with the proposed merger of GNB into Texas United, Texas United will file with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Texas United’s common stock to be issued to the shareholders of GNB. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of GNB and the shareholders of Texas United seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TEXAS UNITED, GNB AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of the joint proxy statement/prospectus may also be obtained by directing a request by telephone or mail to

Texas United Bancshares, Inc., 202 West Colorado St., La Grange, Texas 78945, Attn: Investor Relations. Texas United’s telephone number is (979) 968-8451.

The directors, executive officers, and certain other members of management of Texas United and GNB may be soliciting proxies in favor of the merger from the companies’ respective shareholders. For information about Texas United’s directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statement issued by Texas United, which is available on its web site and at the address provided in the preceding paragraph.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISK FACTORS

This release, other written materials, and statements management may make, may contain certain forward-looking statements regarding Texas United’s prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Texas United intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of Texas United, are generally identified by use of the words “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or other similar expressions. Texas United’s ability to predict results or the actual effects of its plans and strategies is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

The following factors, among others, could cause the actual results of the merger to differ materially from the expectations stated in this release: the ability of the companies to obtain the required shareholder or regulatory approvals for the merger; the ability of the companies to consummate the merger; the ability of Texas United to raise the funds necessary to complete the merger; the ability to successfully integrate the companies following the merger; a materially adverse change in the financial condition of either company; the ability to fully realize the expected cost savings and revenues or the ability to realize them on a timely basis; a change in general business and economic conditions; changes in the interest rate environment, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies or guidelines; changes in legislation and regulation; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the companies’ operations, pricing, and services.

Texas United undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.